Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
by and among
ROYAL PALM BANCORP, INC.,
a Florida corporation,
ROYAL PALM BANK OF FLORIDA,
a Florida banking corporation,
MERCANTILE BANCORP, INC.,
a Delaware corporation,
and
MERCANTILE MERGER CORP.,
a Florida corporation
May 30, 2006

TABLE OF CONTENTS

SECTION 1	THE TRANSACTIONS	2

1.01	The Merger	2
1.02	Intentionally Omitted	3
1.03	Closing	3
1.04	Actions at the Closing	4

SECTION 2	EFFECT OF THE MERGER ON STOCK; CONSIRATION AND EXCHANGE PROCEDURES	4

2.01	Effect on Capital Stock	4
2.02	Exchange of Certificates	5
2.03	Effect of the Merger on Royal Palm Stock Options	8

SECTION 3	REPRESENTATIONS AND WARRANTIES OF ROYAL PALM and RP BANK	9

3.01	Organization	9
3.02	Organizational Documents	9
3.03	Capitalization	9
3.04	Authority Relative to this Agreement	11
3.05	Consents and Approvals; No Violations	12
3.06	Absence of Certain Changes or Events	12
3.07	Financial Statements	12
3.08	Litigation	13
3.09	Regulatory Enforcement Matters	13
3.10	Regulator Statements and Reports	13
3.11	Properties, Contracts and Other Agreements	13
3.12	Employee Benefit Plans	15
3.13	Taxes	16
3.14	Deposits	16
3.15	Loan Portfolio	17
3.16	Investment Portfolio	17
3.17	Compliance with Applicable Law	17
3.18	Transactions with Interested Parties	18
3.19	Compliance with Environmental Laws	18
3.20	Labor and Employment Matters	18
3.21	Insurance	19
3.22	Corporate Records	19
3.23	Intellectual Property	19
3.24	Real and Personal Property	20
3.25	No Undisclosed Liabilities	21
3.26	Statements True and Correct	21

- i -

3.27	Commitments and Contracts	22
3.28	Conduct to Date	22
3.29	State Takeover Statutes	23

SECTION 4	REPRESENTATIONS AND WARRANTIES OF MERCANTILE AND MERCANTILE SUB	23

4.01	Organization	24
4.02	Organizational Documents	24
4.03	Limited Operations of Mercantile Sub	24
4.04	Authority Relative to this Agreement	24
4.05	Consents and Approvals; No Violations	24
4.06	Litigation	25

SECTION 5	AGREEMENTS OF ROYAL PALM AND RP BANK	25

5.01	Ordinary Course	25
5.02	Conduct of Business by Parties Pending the Closing	25
5.03	Access and Information	27
5.04	Standstill Agreement	27
5.05	Breaches	29
5.06	Submission to Shareholders	29
5.07	Assistance in Regulatory Matters	29
5.08	Accounting Methods	29
5.09	Subsequent Financial Statement	30
5.10	Voting Agreements	30

SECTION 6	AGREEMENTS OF MERCANTILE AND MERCANTILE SUB	30

6.01	Regulatory Approvals	30
6.02	Breaches	31
6.03	Employee Benefits	31
6.04	Severance Payment	31
6.05	Indemnification	31

SECTION 7	ADDITIONAL AGREEMENTS	32

7.01	Legal Conditions	32
7.02	Advice of Changes; Government Filings	32
7.03	Confidentiality	32
7.04	Public Announcements	33
7.05	Expenses	33
7.05	Consummation of Agreement	33
7.07	Brokers or Finders	33

- ii -

SECTION 8	CONDITIONS TO CONSUMMATION OF THE MERGER	34

8.01	Conditions to Each Party’s Obligation to Effect the Merger	34
8.02	Conditions to Obligations of Royal Palm to Effect the Merger	34
8.03	Conditions to Obligations of Mercantile Sub to Effect the Merger	35

SECTION 9	TERMINATION, AMENDMENT AND WAIVER	36

9.01	Termination	36
9.02	Effect of Termination	37
9.03	Termination Fee	38
9.04	Extension;Waiver	38

SECTION 10	GENERAL PROVISIONS	39

10.01	Non-Survival of Representations, Warranties and Agreements	39
10.02	Amendment	39
10.03	Notices	39
10.04	Descriptive Headings	40
10.05	Entire Agreement; Assignment	40
10.06	Governing Law	40
10.07	Parties in Interest	40
10.08	Counterparts	40
10.09	Validity	40
10.10	Investigation	40
10.11	Construction	40
10.12	References	40

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AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into, effective as of the 30th day of May, 2006, by and among Mercantile Bancorp, Inc., a Delaware corporation (“Mercantile”), Mercantile Merger Corp., a Florida corporation (“Mercantile Sub”), Royal Palm Bancorp, Inc., a Florida corporation (“Royal Palm”), and The Royal Palm Bank of Florida, a Florida banking corporation (“RP Bank” and collectively with Mercantile, Mercantile Sub and Royal Palm, the “Parties”).
W I T N E S S E T H:
     WHEREAS, Royal Palm is a Florida corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Naples, Florida; and
     WHEREAS, Royal Palm is the sole owner, directly or indirectly, of all of the outstanding capital stock of RP Bank; and
     WHEREAS, Mercantile is a Delaware corporation registered as a bank holding company under the BHC Act with its principal office located in Quincy, Illinois; and
     WHEREAS, Mercantile is the sole owner, directly or indirectly, of all of the outstanding capital stock of Mercantile Sub; and
     WHEREAS, Mercantile and Royal Palm seek to affiliate through a corporate reorganization whereby Royal Palm will merge with Mercantile Sub; and
     WHEREAS, Mercantile Sub is expected to subsequently merge with and into Mercantile, with Mercantile as the surviving entity whereby RP Bank will thereby become a whole owned subsidiary of Mercantile; and
     WHEREAS, the boards of directors of the Parties (the “Board of Directors”) have determined that it is in the best interests of their respective corporations or banks to consummate the strategic business combinations provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of merger.
     NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereby make this Agreement and prescribe the terms and conditions of the Merger of Royal Palm with Mercantile Sub and the mode of carrying the same into effect as follows:

SECTION 1
THE TRANSACTIONS
     1.01 The Merger.
          (a) General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.01(b) hereof), (i) Mercantile Sub shall merge with and into Royal Palm, with Royal Palm as the surviving entity thereby becoming a whole owned subsidiary of Mercantile (the “Merger”). The Merger is subject to the Parties receipt of all regulatory and other relevant approvals set forth in Section 3.05. Royal Palm shall survive the Merger and shall continue its corporate existence under the laws of the State of Florida pursuant to the provisions of and with the effect provided in the Florida Business Corporation Act, as amended (“FBCA”).
          (b) Effective Time. The Merger shall become effective upon the filing, at Closing, in the office of the Secretary of State of the State of Florida, of articles of merger in accordance with Section 607.1105 of the FBCA, or at such later date and time as may be set forth in such articles (the “Effective Time”). Subject to the terms of this Agreement, the Parties shall cause the Merger to become effective (i) on the date that is the seventh full business day (the “Closing Date”) to occur after the last of the conditions set forth in Section 8 (other than conditions relating solely to the delivery of documents dated as of the Closing Date) shall have been satisfied or waived in accordance with the terms of this Agreement, or (ii) on such other date as the Parties may agree in writing.
          (c) Name, Officers and Directors. The name of the surviving corporation shall be “Royal Palm” (sometimes hereinafter referred to as the “Surviving Corporation”). Its principal office shall be located at 1255 Creekside Parkway, Naples, Collier County, Florida. The officers of Royal Palm serving at the Effective Time shall resign and the officers of Mercantile Sub at the Effective Time shall serve as the directors of the Surviving Corporation until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. The directors of Royal Palm, as of the Effective Time shall resign and the directors of Mercantile Sub at the Effective Time, shall serve as the directors of the Surviving Corporation until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as directors.
          (d) Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of the Surviving Corporation in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended in accordance with applicable law.
          (e) Effect of the Royal Palm Merger. At the Effective Time, the title to all assets, real estate and other property owned by Mercantile Sub shall vest in Royal Palm, as the surviving corporation as set forth in Section 607.1106 of the FBCA, without reversion or impairment. At the Effective Time, all liabilities of Mercantile Sub shall be assumed by Royal Palm as the surviving corporation.
     1.02 Intentionally Omitted.
     1.03 Closing. The Closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the Closing Date at the offices of Royal Palm, 1255 Creekside Parkway, Naples, Florida or at such other location as the Parties shall mutually agree upon in writing.
     1.04 Actions at the Closing. At the Closing (a) Royal Palm will deliver to Mercantile Sub the various certificates, instruments and documents referred to in Section 8.03(a) below; (b) Mercantile Sub will deliver to Royal Palm the various certificates, instruments and documents referred to in Section 8.02(a) below; (c) Royal Palm and Mercantile Sub will file with the Secretary of State of the State of Florida the articles of merger and (d) Mercantile Sub will pay the Merger Consideration to the Paying Agent for distribution in the manner provided in Section 2.02(b).
SECTION 2
EFFECT OF THE MERGER ON STOCK; CONSIDERATION AND
EXCHANGE PROCEDURES
     2.01 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, $5.00 par value per share, of Royal Palm (the “Royal Palm Common Stock”) or the holder of any shares of common stock, no par value per share, of Mercantile Sub (the “Mercantile Sub Common Stock”):
          (a) Common Stock of Mercantile Sub. Each share of Mercantile Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $5.00 par value per share, of Royal Palm.
          (b) Cancellation of Treasury Stock and Royal Palm Common Stock Owned by Mercantile Sub. Each share of Royal Palm Common Stock that is owned by Mercantile Sub or held in the treasury of Royal Palm (collectively, the “Excluded Shares”) shall be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.
          (c) Conversion of Royal Palm Common Stock. Each share of Royal Palm Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares and Dissenting Shares shall be converted into the right to receive an amount of cash payable, without interest, equal to (i) $25.32 (the “Base Per Share Merger Consideration”) and (ii) an additional amount, if any, not to exceed $.18 plus interest thereon as calculated and determined in accordance with the Confidential Exhibit attached hereto (the “Additional Per

Share Merger Consideration” and together with the Base Per Share Merger Consideration either the “Per Share Merger Consideration” or, in the aggregate, the “Merger Consideration”).
          (d) Dissenting Shares. Holders of shares of Royal Palm Common Stock who have not voted in favor of the Merger and otherwise have complied with requirements for perfecting appraisal rights under Sections 607.1301 through 607.1323, inclusive of FBCA will be entitled to exercise such rights with respect to the shares as to which such rights have been perfected (“Dissenting Shares”), to the extent available under the FBCA. Dissenting Shares shall not be converted into the right to receive the Per Share Merger Consideration in accordance with Section 2.01(c) but shall only be entitled to receive such consideration as will be determined under the FBCA. Each share of Royal Palm Common Stock that is outstanding immediately prior to the Effective Time and with respect to which appraisal rights under the FBCA may be, but have not yet been, perfected, will, if and when such appraisal rights can no longer be legally perfected or exercised under the FBCA, be converted into the right to receive the Per Share Merger Consideration in accordance with Section 2.01(c) and will no longer be a Dissenting Share. Prior to the Closing Date, Royal Palm shall give prompt notice to Mercantile of any notifications, demands, attempted withdrawals of such demands and any other instruments served pursuant to the FBCA received by Royal Palm for appraisal of shares of Royal Palm Common Stock. After the Effective Time (i) Mercantile shall have the right to participate in and direct all negotiations and proceedings with respect to such demands and (ii) the Surviving Corporation shall not, except with the prior written consent of Mercantile, make any payment with respect to, settle, offer to settle, or approve any withdrawal of any such demands.
          (e) Cancellation and Retirement of Royal Palm Common Stock. As of the Effective Time, all shares of Royal Palm Common Stock (other than Excluded Shares) that are issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and (i) each holder of a certificate representing any shares of Royal Palm Common Stock (the “Certificates”) being converted into the right to receive a portion of the Merger Consideration pursuant to Section 2.01(c) shall cease to have any rights with respect to such shares of Royal Palm Common Stock, except the right to receive a cash amount equal to the product of the Per Share Merger Consideration multiplied by the number of shares so represented, to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02(b) and (ii) each holder of a Certificate representing any Dissenting Shares shall cease to have any rights with respect to such shares, except the right to receive such consideration as will be determined under the FBCA, to be paid in consideration therefore upon surrender of the Certificates representing such shares in accordance with Section 2.02(b).
          (f) Certain Adjustments. In the event that prior to the Effective Time, solely as a result of a reclassification, stock split (including a reverse stock split), combination or exchange of shares, stock dividend or stock distribution which in any such event is made on a pro rata basis to all holders of Royal Palm Common Stock, there is a change in the number of shares of Royal Palm Common Stock outstanding or issuable upon the conversion, exchange or exercise of securities or rights convertible or exchangeable or exercisable for shares of Royal

Palm Common Stock, then the Per Share Merger Consideration payable with respect to each share of Royal Palm Common Stock shall be equitably adjusted to reflect such event.
     2.02 Exchange of Certificates.
          (a) Paying Agent. Prior to the Effective Time, Mercantile Sub shall appoint a U.S. commercial bank or trust company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration upon surrender of the Certificates in accordance with Section 2.01(c). At the Effective Time, Mercantile Sub shall deposit (or cause to be deposited) by wire transfer of immediately available funds with the Paying Agent, an amount equal to the Merger Consideration (such cash consideration being hereinafter referred to as the “Merger Fund”). The Paying Agent shall, pursuant to irrevocable instructions of Mercantile Sub given on the Closing Date, make payments of the Merger Consideration out of the Merger Fund. The Merger Fund is for the benefit of the holders of such Certificates and shall not be used for any other purpose.
          (b) Exchange Procedures. Promptly after the Effective Time, Mercantile shall cause the Paying Agent to mail or deliver to each natural person, firm, partnership, limited liability company, joint venture, business trust, trust, association, corporation, company, unincorporated entity or other entity (each, a “Person”) who was, at the Effective Time, a holder of record of Royal Palm Common Stock and whose shares are being converted into the Merger Consideration pursuant to Section 2.01(c) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall otherwise be in a form and have such other provisions as Mercantile Sub may reasonably specify) containing instructions for use by holders of Royal Palm Common Stock to effect the exchange of their shares of Royal Palm Common Stock for the Merger Consideration as provided herein (each, a “Letter of Transmittal”). As soon as reasonably practicable after the Effective Time, each holder of an outstanding Certificate or Certificates shall, upon surrender to the Paying Agent of such Certificate or Certificates and Letter of Transmittal duly executed and completed in accordance with the instructions thereto (together with such other documents as the Paying Agent may reasonably request) and acceptance thereof by the Paying Agent (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares of Royal Palm Common Stock on a book-entry account statement (it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of shares of Royal Palm Common Stock)), be entitled to an amount of cash (payable by check [or wire transfer at the cost of the Certificate holder requesting payment in such manner]) equal to the product of the Per Share Merger Consideration multiplied by the number of shares of Royal Palm Common Stock represented by such Certificate or Certificates. The Base Per Share Merger Consideration shall be paid immediately to each holder of Royal Palm Common Stock following such holder’s surrender of his Certificate to the Paying Agent while the Additional Per Share Merger Consideration shall be paid at the time, and in the manner set forth in the Confidential Exhibit attached hereto. The Paying Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If cash is to be remitted to a Person other than the Person in whose name the Certificate surrendered for exchange is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate so surrendered, or shall establish to the satisfaction of Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), at any time after the Effective Time, each Certificate shall be deemed to represent only the right to receive the product of the Per Share Merger Consideration multiplied by the number of shares of Royal Palm Common Stock represented by such Certificate upon such surrender as contemplated by Section 2.01. No interest will be paid or will accrue on any cash payable as Merger Consideration.
          (c) No Further Ownership Rights in Royal Palm Common Stock Exchanged for Cash. All cash paid upon the surrender for exchange of Certificates in accordance with the terms of this Section 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Royal Palm Common Stock exchanged for cash theretofore represented by such Certificates, and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of Royal Palm of the shares of Royal Palm Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer, they shall be cancelled, delivered to the Paying Agent and exchanged for cash as provided in this Section 2.
          (d) Termination of Merger Fund. Any portion of the Merger Fund which represents the Base Per Share Merger Consideration and which remains unclaimed by any holders of Certificates one year after the Effective Time shall be delivered to the Surviving Corporation; provided, however, that the relevant payment obligations arising under this Agreement with respect to the amount being returned shall not be discharged and, further, provided that the remainder of the Merger Fund which represents the Additional Per Share Merger Consideration, if any, shall continue to be held in accordance with the terms set forth in the Confidential Exhibit attached hereto. No Party to this Agreement shall be liable to any Person for any portion of cash from the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or other law.
          (e) Investment of Merger Fund. The Paying Agent shall invest any cash in the Merger Fund in an interest bearing money market account, as directed by Mercantile Sub. Any interest and other income resulting from such investments net of any expenses or fees of the Paying Agent shall be paid to the Surviving Corporation.
          (f) Withholding Rights. The Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Royal Palm Common Stock such amounts as the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or any provision of state, local or foreign tax law, and the Surviving Corporation or the Paying Agent, as the case may be, shall make any required filings with and payments to tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Royal Palm Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent.
          (g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of an indemnity or bond in such reasonable amount as the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the portion of the Merger Consideration payable pursuant to this Agreement.
     2.03 Effect of the Merger on Royal Palm Stock Options.
          (a) Option Holders Rights. Prior to the Effective Time, the Board of Directors of Royal Palm or any committee administering Royal Palm’s stock option plans, programs and arrangements, including, without limitation, Royal Palm’s Officers’ and Employees’ Stock Option Plan and Royal Palm’s Directors’ Stock Option Plan (collectively, the “Stock Plans”) shall take all actions necessary so that (i) all outstanding options to acquire shares of Royal Palm Common Stock (the “Royal Palm Stock Options”) shall be cancelled at the Effective Time and (ii) at the Effective Time, each holder of each Royal Palm Stock Option, whether or not then vested or exercisable, shall be entitled to, and shall receive in cancellation and settlement therefor, a payment in cash, without interest, equal to the product of (i) the excess, if any, of (x) the Base Per Share Merger Consideration minus (y) the exercise price per share of Royal Palm Common Stock subject to such Royal Palm Stock Option, and (ii) the number of shares of Royal Palm Common Stock for which such Royal Palm Stock Option shall not theretofore have been exercised, whether or not then vested or exercisable. Each holder of Royal Palm Stock Options shall also be entitled to receive the Additional Per Share Merger Consideration as calculated and paid out, if at all, in accordance with the Confidential Exhibit attached hereto.
          (b) Actions by Royal Palm. Prior to the Effective Time, Royal Palm shall (i) with respect to Royal Palm Stock Options granted pursuant to Royal Palm’s Officers’ and Employees’ Stock Option Plan (“O & E Plan Options”), use reasonable best efforts to take such actions as necessary, and obtain necessary consents, to ensure that, after the Effective Time, the only right of the holders of O & E Plan Options (with respect to such O & E Plan Options) will be the right to receive the cash payment described in Section 2.03(a) in cancellation and settlement therefor and (ii) with respect to Royal Palm Stock Options other than O & E Plan Options, to take such actions as necessary, and obtain necessary consents, to ensure that, after the Effective Time, the only right of the holders of such Royal Palm Stock Options (with respect to such Royal Palm Stock Options) will be the right to receive the cash payment described in Section 2.03(a) in cancellation and settlement therefor.
          (c) Termination of Stock Plans. The Stock Plans shall terminate as of the Effective Time, and the provisions in any other agreement, arrangement or benefit plan providing for the issuance, transfer or grant of any capital stock of Royal Palm or any interest in respect of any capital stock of Royal Palm shall be deleted as of the Effective Time, and Royal Palm shall take all such action as is necessary, and obtain all necessary consents, to ensure the foregoing and that, after the Effective Time, no holder of a Royal Palm Stock Option or any participant in or a party to any Stock Plan or other agreement, arrangement or benefit plan shall have any right thereunder to acquire any capital stock or any interest in respect of any capital stock of Mercantile Sub.
          (d) Withholding Rights. The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.3 to any holder of Royal Palm Stock Options such amounts as Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law, and the Surviving Corporation shall make any required filings with and payments to tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Royal Palm Stock Options in respect of which such deduction and withholding was made by Surviving Corporation.
SECTION 3
REPRESENTATIONS AND WARRANTIES OF
ROYAL PALM, AND RP BANK
     Except as set forth in the item of the disclosure schedule of Royal Palm or RP Bank (the “RP Disclosure Schedule”) that corresponds with the applicable subsection below and as an inducement to Mercantile Sub and to Mercantile to enter into this Agreement and to consummate the transactions contemplated hereby, Royal Palm and RP Bank hereby represent and warrant that the following are true and correct as of the date hereof and shall be true and correct as of the Closing:
     3.01 Organization.
          (a) Royal Palm is a corporation registered as a bank holding company under the BHC Act, is duly organized, validly existing and in good standing under the laws of the State of Florida and has the corporate power to own its properties, to incur all of its liabilities to and carry on its business as now being owned and conducted.
          (b) RP Bank is a Florida banking corporation duly organized, validly existing, and in good standing under the laws of the State of Florida and has the corporate power to own its properties and assets, to incur all of its liabilities and to carry on its business as now being conducted.
     3.02 Organizational Documents. Royal Palm shall deliver to Mercantile prior to Closing complete and correct copies of the Articles of Incorporation and By-Laws of Royal Palm and RP Bank, certified as being true, complete and correct by their respective corporate secretaries.
     3.03 Capitalization.
          (a) Royal Palm’s Capitalization. The Articles of Incorporation of Royal Palm correctly state the authorized capital stock of Royal Palm. As of the date hereof, the authorized capital stock of Royal Palm consists of three million (3,000,000) shares of common stock, $5.00 par value per share and one million (1,000,000) shares of preferred stock, $1.00 par value per share. As of the date of this Agreement, one million five hundred eighty-four thousand six hundred forty-nine (1,584,649) shares of Royal Palm Common Stock are issued and outstanding; no shares of Royal Palm Common Stock were held in Royal Palm’s treasury; and one hundred fifty-eight thousand seven hundred eighty (158,780) shares of Royal Palm Common Stock were reserved for issuance pursuant to the Royal Palm Stock Options. Royal Palm has no issued and outstanding preferred shares. All of the shares of Royal Palm Common Stock have been validly issued and are fully paid and nonassessable and free of preemptive rights or similar rights created by statute, or by Royal Palm’s Articles of Incorporation or By-Laws, or any agreement to which Royal Palm is bound. Except as set forth above, there are no outstanding subscriptions, options, or other agreements obligating Royal Palm to issue additional shares or any other securities of any class. All of the shares of Royal Palm Common Stock have been issued in full compliance with all applicable federal and state laws. None of the shares of Royal Palm Common Stock have been registered under the Securities Act of 1933, as amended or under any state securities law. Royal Palm is not required to redeem, repurchase, or otherwise acquire shares of its capital stock as a result of the transactions contemplated by this Agreement. The number of issued and outstanding shares of capital stock of Royal Palm will not be reduced or increased between the date hereof and the Closing Date. Except as set forth above, no bonds, debentures, notes or other indebtedness of Royal Palm or any subsidiary thereof having any right to vote with the shareholders (or other equityholders) of Royal Palm or such subsidiary on matters submitted to the shareholders (or other equityholders) of Royal Palm or such subsidiary (or any securities that are convertible into or exercisable or exchangeable for securities having such voting rights) are issued or outstanding. After the date hereof, no shares of capital stock of Royal Palm and no other securities directly or indirectly convertible into, or exchangeable or exercisable for, capital stock of Royal Palm will be issued, other than shares of Royal Palm’s Common Stock issued upon the exercise of Royal Palm Stock Options outstanding on the date hereof. Except as set forth above or on Section 3.01(a)(i) of the RP Disclosure Schedule, there are no outstanding shares of capital stock of Royal Palm or securities, directly or indirectly, convertible into, or exchangeable or exercisable for, shares of capital stock of Royal Palm or any outstanding “phantom” stock, “phantom” stock rights, stock appreciation rights, restricted stock awards, dividend equivalent awards, or other stock-based awards or rights pursuant to which any Person is or may be entitled to receive any payment or other consideration or value based upon, relating to or valued by reference to the capital stock of Royal Palm or the dividends paid on the capital stock of Royal Palm or the revenues, earnings or financial performance, stock performance or any other attribute of Royal Palm (other than ordinary course payments to Royal Palm employees) and, there are no puts, calls, rights (including preemptive rights), commitments, change of control or other agreements (including employment, termination and similar agreements) to which Royal Palm or RP Bank is a party or by which it is bound, in any case obligating Royal Palm or RP Bank to issue, deliver, sell, purchase, redeem or acquire, any equity securities of Royal Palm or securities convertible into, or exercisable or exchangeable for equity securities of Royal Palm, or obligating Royal Palm or RP Bank to grant, extend or enter into any such option, put, warrant, call, right, commitment or agreement. Set forth in Section 3.03(a) of the RP Disclosure Schedule is a true, correct and complete list of each of the Stock Plans and each Royal Palm Stock Option (such list to include the name of the Stock Plan under which such options were issued, the holders thereof, the number of shares subject thereto, the exercise prices thereof and a description of the vesting provisions thereof, including the dates of any scheduled time-vesting thereof and the terms thereof that require acceleration of such vesting by virtue of the Merger).
          (b) Agreements Relating to Capital Stock. Except as set forth in this Agreement or on Section 3.03(b) of the RP Disclosure Schedule, there are as of the date hereof, no shareholder agreements, voting trusts or other agreements or understandings to which Royal Palm is a party or by which it is bound relating to the voting of any shares of the capital stock of Royal Palm. All registration rights agreements, shareholders’ agreements and voting agreements to which Royal Palm or RP Bank is a party, are identified on Section 3.03(b) of the RP Disclosure Schedule.
          (c) RP Bank’s Capitalization. The Articles of Incorporation of RP Bank correctly state the authorized capital stock of RP Bank. As of the date hereof, the authorized capital stock of RP Bank consists of three million (3,000,000) shares of common stock, $5.00 par value per share, all of which are issued and outstanding and are owned by Royal Palm. RP Bank has no preferred shares and there are no other classes of shares other then its common stock. No capital stock of RP Bank is or may be required to be issued by reason of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever. There are no outstanding subscriptions or rights convertible into or exchangeable for shares of any capital stock of RP Bank. There are no contracts, commitments, understandings or arrangements by which RP Bank is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. All of the shares of common stock of RP Bank are owned by Royal Palm, are duly and validly authorized, fully paid and non-assessable and are owned by Royal Palm free and clear of any lien, charge, claim, encumbrance, agreement or pre-emptive rights with respect thereto. All of the shares of RP Bank’s Common Stock have been issued in full compliance with all applicable federal and state laws. Royal Palm owns and will continue to own through the Closing Date all of the capital stock of RP Bank and, except as provided herein, Royal Palm has not entered into any agreement nor made any commitment to sell, transfer, convey, exchange or relinquish any such capital stock at any time.

          (d) Subsidiaries and Investments. Royal Palm has one wholly owned subsidiary, namely, RP Bank. Except for the capital stock held in RP Bank, and except as set forth on Section 3.03(d) of the RP Disclosure Schedule, Royal Palm does not own, directly or indirectly, (i) any shares of outstanding capital stock of any other corporation or securities convertible into or exchangeable for capital stock of any other corporation or (ii) any equity or other participating interest in the revenues or profits of any Person, and neither Royal Palm nor RP Bank is subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in or to any Person.
     3.04 Authority Relative to this Agreement. The Boards of Directors of Royal Palm and RP Bank have by all requisite action approved this Agreement and the Merger, and subject to Royal Palm’s shareholder approval, they have authorized the execution and delivery hereof on behalf of such corporations by duly authorized officers and the performance of their respective obligations hereunder. Royal Palm, in its capacity as the holder of all of the outstanding capital stock of RP Bank, has approved this Agreement and the Merger, and no further approval hereof is required by the shareholders of RP Bank. Nothing in the Articles of Incorporation or Bylaws of Royal Palm or RP Bank or any agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in this Agreement) by or to which either entity is bound or subject would prohibit or inhibit either of such corporations from consummating this Agreement, and the transactions contemplated hereby on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by Royal Palm and RP Bank and constitutes a legal, valid and binding obligation of each of them, enforceable against them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other laws affecting creditors rights generally and general principles of equity, regardless of whether asserted in equity or law. Neither Royal Palm nor RP Bank is in default under nor in violation of any provision of its Articles of Incorporation or bylaws or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other material commitment or agreement.
     3.05 Consents and Approvals; No Violations. Except for (i) the filing of applications and notices with and the obtaining of consents, clearances, authorizations and approvals of, as applicable, federal and state regulatory authorities, including the FDIC and the Florida Department of Banks and Financing (collectively, the “Requisite Regulatory Approvals”), and (ii) the filing and recordation of articles of merger as required by Florida law (the “Merger Filing”), no filing with, and no permit, authorization, consent or approval of, any public or governmental body or authority is necessary for the consummation of the Merger. Except as set forth on Section 3.05 of the RP Disclosure Schedule, neither the execution and delivery of this Agreement by Royal Palm or RP Bank nor the consummation of the Merger, nor compliance by Royal Palm or RP Bank with any of the provisions hereof, will: (a) conflict with or result in any breach of the Articles of Incorporation or bylaws of Royal Palm or RP Bank; (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or give rise to the creation of any lien, charge, security interest or encumbrance upon the respective properties or assets of Royal Palm or RP Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Royal Palm or RP Bank is a party or by which either of them or any of their properties or assets may be bound or affected; or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Royal Palm or RP Bank, or any of their respective properties or assets.
     3.06 Absence of Certain Changes or Events. Except for the transactions contemplated by this Agreement, since December 31, 2005, neither Royal Palm nor RP Bank has: (a) taken any of the actions set forth in Section 5.02 hereof; (b) incurred any material liability; (c) suffered a material change, or any event involving a prospective change, in its business, assets, financial condition or results of operations; (d) suffered a material adverse change in management, personnel, legal, regulatory or corporate status; or (e) subsequent to the date hereof, except as permitted by Section 5.01 hereof, conducted its business and operations other than in the ordinary course of business and consistent with past practices.
     3.07 Financial Statements. Royal Palm has previously delivered or made available to Mercantile correct and complete copies of Royal Palm’s (i) audited consolidated financial statements for the fiscal years ending December 31, 2004 and December 31, 2005 and (ii) unaudited consolidated financial statements for the three (3) month period ending March 31, 2006] ((i) and (ii) collectively, the “Financial Statements”). The Financial Statements are true and correct in all material respects and do not contain any misstatement of a material fact, or omit to state any fact required to make such financial statements not misleading. The Financial Statements were prepared in accordance with the books and records of Royal Palm and RP Bank, and in accordance with generally accepted accounting principals (“GAAP”). The Financial Statements present fairly, as of their respective dates or the periods covered thereby, the financial position, stockholders’ equity, cash flow and results of operations of Royal Palm and RP Bank on a consolidated basis.
     3.08 Litigation. Except as set forth on Section 3.08 of the RP Disclosure Schedule, as of the date of this Agreement: (a) there is no action, suit, judicial or administrative proceeding, arbitration or investigation pending or, to the knowledge of Royal Palm or RP Bank, threatened against or involving Royal Palm or RP Bank, or any of their respective properties or rights, before any court, arbitrator, or administrative or governmental body; (b) there is no judgment, decree, cease and desist order, consent against, injunction, rule or order of any court, or any extraordinary supervisory letter from or entered or issued by any governmental department, court, commission, agency, instrumentality or arbitrator outstanding against Royal Palm or RP Bank; and (c) neither Royal Palm nor RP Bank are in violation of any term of any judgment, decree, injunction or order outstanding against them.
     3.09 Regulatory Enforcement Matters. Except as described in Section 3.09 of the RP Disclosure Schedule, neither Royal Palm nor RP Bank is subject to, or has been notified that it may become subject to, any order, agreement, memorandum of understanding or other regulatory enforcement action or proceeding with or by any federal or state agency charged with the supervision or regulation of financial institutions or financial institution holding companies or engaged in the insurance of bank deposits or any other governmental agency having supervisory or regulatory authority with respect to Royal Palm or RP Bank.

     3.10 Regulatory Statements and Reports. Royal Palm and RP Bank have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that either was required to file with (a) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), (b) the FDIC, (c) the Florida Department of Banking and Finance or any other state regulatory authority (each a “State Regulator”) and all other material reports and statements required to be filed by them, including without limitation, any report or statement required to be filed pursuant to the laws, rules and regulations of the United States, the Federal Reserve Board, the FDIC or any State Regulator have been filed and Royal Palm and RP Bank have paid all fees and assessments due and payable in connection therewith. Except as set forth on Section 3.10 of the RP Disclosure Schedule, there is no material unresolved violation, criticism or exception by any regulatory agency with respect to any report or statement relating to any examination of Royal Palm or RP Bank.
     3.11 Properties, Contracts and Other Agreements. Section 3.11 of the RP Disclosure Schedule specifically identifies, as of the date of this Agreement, the following:
          (a) Real Property. All real property owned by Royal Palm or RP Bank and the buildings and structures located thereon (the “Real Property”), together with a legal description of such Real Property, and each lease of real estate to which Royal Palm or RP Bank is a party, identifying the parties thereto, the annual rental payable, the expiration date thereof and a brief description of the property covered (the “Leased Property”);
          (b) Credit Related Agreements. All loan and credit agreements, conditional sales contracts or other title retention agreements or security agreements relating to money borrowed by Royal Palm or RP Bank, exclusive of deposit agreements with customers of RP Bank entered into in the ordinary course of business, agreements for the purchase of federal funds and repurchase agreements;
          (c) Specific Credit Agreements. All agreements, loans, contracts, leases, guaranties, letters of credit, lines of credit or commitments of Royal Palm or RP Bank not referred to elsewhere in this Section 3.11 which:
     (i) involve payment by Royal Palm or RP Bank of more than $25,000 (other than loans, loan commitments or letters of credit);
     (ii) involve payments based on profits of Royal Palm or RP Bank;
     (iii) relate to the future purchase of goods or services in excess of the requirements of its respective business at current levels or for normal operating purposes;
     (iv) were not made in the ordinary course of business;
     (v) materially affect the business or financial condition of Royal Palm or RP Bank; or

     (vi) require the consent or approval of any third party for the Merger to be consummated.
          (d) Leases and Licenses. All leases, subleases or licenses with respect to real or personal property, whether as lessor, lessee, licensor or licensee, with annual rental or other payments due thereunder in excess of $25,000;
          (e) Employment Related Agreements. All agreements for the employment, retention or engagement, or with respect to the severance, of any officer, employee, agent, consultant or other person or entity which by its terms is not terminable by Royal Palm or RP Bank on thirty (30) days written notice or less without any payment by reason of such termination; and
          (f) Salary Agreements. The name and annual salary as of December 31, 2005 of each director or employee of Royal Palm or RP Bank with a salary in excess of $75,000.
     Copies of each document, plan or contract described above and identified in Section 3.11 of the RP Disclosure Schedule together with all title insurance policies, surveys and environmental site assessments in the possession of Royal Palm or RP Bank related to the Real Property and/or Leased Property are appended to such Schedule and are hereby incorporated in and constitute a part of the RP Disclosure Schedule.
     3.12 Employee Benefit Plans.
          (a) Reports, Contributions and Qualifications. Section 3.12 of RP Disclosure Schedule lists each employee benefit plan that Royal Palm or RP Bank maintains or to which Royal Palm or RP Bank contributes (“Employee Plans”). Except as set forth on the Section 3.12 of the RP Disclosure Schedule:
     (i) Each such Employee Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all material respects with the applicable requirements of the Employed Retirement Income Security Act of 1974 (“ERISA”), the Code and other applicable laws.
     (ii) All required reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports, PBGC-1’s, and Summary Plan Descriptions) have been timely filed and/or distributed appropriately with respect to each such Employee Plan.
     (iii) All contributions which are due have been paid to each such Employee Plan which is an “employee pension benefit plan” and all contributions for any period ending on or before the Closing which are not yet due will be paid when due to each such employee pension benefit plan or are accrued. All premiums or other payments for all periods ending on or before the Closing have or will be paid when due with respect to each such Employee Plan which is an “employee welfare benefit plan.”
     (iv) Royal Palm has provided Mercantile Sub with correct and complete copies of the current plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent Form 5500 Annual Report, the most recent actuary’s report, all related current trust agreements, insurance contracts, and other funding agreements which implement each such Employee Plan, and the most recent account statements and reports of each plan trustee.
          (b) Termination; Prohibited Transactions. With respect to each Employee Plan that Royal Palm or RP Bank maintains or ever has maintained or to which either of them contributes, ever has contributed, or ever has been required to contribute:
     (i) No such Employee Plan which is an “employee pension benefit plan” (other than any multiemployer plan) has been completely or partially terminated or been the subject of a reportable event as to which notices would be required to be filed with the Pension Benefit Guarantee Corporation (“PBGC”). No proceeding by the PBGC to terminate any such employee pension benefit plan (other than any multiemployer plan) has been instituted or threatened.
     (ii) There have been no prohibited transactions with respect to any such Employee Plan and no such prohibited transaction shall occur as a result of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such Employee Plan (other than routine claims for benefits) is pending or threatened.
          (c) Multiemployer Plan. Neither Royal Palm nor RP Bank contributes to, has contributed to, or has been required to contribute to any multiemployer plan or has any liability (including withdrawal liability) under any multiemployer plan.
          (d) Retained Employee. Neither Royal Palm nor RP Bank maintains or contributes to, or has been required to contribute to any employee welfare benefit plan providing medical, health, or life insurance or other welfare-type benefits for current retired or future retired or terminated employees, their spouses, or their dependants (other than in accordance with Code Section 4980B).
     3.13 Taxes. For the purposes of this Agreement, the term “taxes” shall include all taxes charges, withholdings, fees, levies, penalties, additions, interest or other assessments imposed by any United States federal, state or local authority or any other taxing authority on Royal Palm or RP Bank or any of their respective “Tax Affiliates” as to their respective income, profit, franchise, gross receipts, payroll, sales, employment, worker’s compensation, use, property, withholding, excise, occupancy, environmental and other taxes, duties or assessments of any nature, whatsoever. Royal Palm and RP Bank have filed or caused to be filed in a timely manner all material federal, state, and local tax returns for which each of them is responsible for filing tax returns, and any member of its consolidated, combined, unitary or similar group, including, without limitation, RP Bank (each such entity or member a “Tax Affiliate”). Such returns, reports and other information are true, complete and correct in all material respects. Royal Palm has delivered to Mercantile Sub correct and complete copies of its state and federal income tax returns filed for the periods ending December 31, 2003, December 31, 2004 and December 31, 2005. Royal Palm and RP Bank have paid or caused to be paid or have made adequate provision or set up an adequate accrual or reserve for the payment of, all taxes shown to be due in respect of the periods for which returns are due, and has established (or will establish at least quarterly) an adequate accrual or reserve for the payment of all taxes payable in respect of the period subsequent to the last of said periods required to be so accrued or reserved. Neither Royal Palm, RP Bank nor any of its Tax Affiliates has any material liability for taxes in excess of the amount so paid or accruals or reserves so established. Neither Royal Palm, RP Bank, nor any of its Tax Affiliates is delinquent in the payment of any material amount of tax in excess of the amount reserved or provided therefor, and no deficiencies for any taxes, assessments or governmental charges in excess of the amount reserved or provided therefor have been threatened, claimed, proposed or assessed. No waiver or extension of time to assess any taxes has been given by Royal Palm or RP Bank or requested of them or remains in effect on the date hereof.
     3.14 Deposits. The deposit accounts of RP Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) through the Bank Insurance Fund, to the fullest extent permitted by law and all premiums and assessments required in connection therewith have been paid by RP Bank and shall continue to be timely paid through the Closing Date.
     3.15 Loan Portfolio. Except as disclosed in Section 3.15 of the RP Disclosure Schedule:
          (a) Loans Made for Value; No Setoff. All loans and discounts reflected in the Royal Palm’s Financial Statements as of December 31, 2005 or which were or will be entered into after December 31, 2005 (the “RP Loans”) but before the Closing Date were and will be made for good, valuable and adequate consideration in the ordinary course of the business of RP Bank, in accordance with sound lending practices, and they are not subject to any defenses, setoffs or counterclaims, including without limitation as are afforded by usury or truth in lending laws, except as provided by bankruptcy, insolvency or similar laws or by general principles of equity. Section 3.15(a) of the RP Disclosure Schedule sets forth a complete list, as of the date three (3) business days prior to the date of this Agreement, of all RP Loans held by RP Bank which are 90 days or more past due;
          (b) Enforceability. The notes and other evidences of indebtedness evidencing the RP Loans and all forms of pledges, mortgages, guarantees and other collateral documents and security agreements related thereto are and will be in all material respects enforceable, valid, true and genuine and are what they purport to be;

          (c) Legal Compliance. Royal Palm and RP Bank have complied in all material respects, and through the Closing Date will comply in all material respects, with all laws and regulations relating to the RP Loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any RP Loans. All RP Loans and loan commitments extended by RP Bank and any extensions, renewals or continuations of such RP Loans and loan commitments were made in accordance with RP Bank’s customary lending standards in the ordinary course of business. Such RP Loans are evidenced by appropriate and sufficient documentation based upon customary and ordinary past practices of RP Bank; and
          (d) Loan Reserves. The reserve for loan losses reflected in the Royal Palm’s Financial Statements as of December 31, 2005 is adequate under regulatory reporting requirements and GAAP to provide for losses on RP Loans outstanding as of December 31, 2005.
     3.16 Investment Portfolio. All United States Treasury securities, obligations of other United States government agencies and corporations, obligations of States and political subdivisions of the United States and other investment securities held by Royal Palm or RP Bank, as reflected in the latest consolidated balance sheet of Royal Palm including in the Financial Statements, are carried in accordance with GAAP.
     3.17 Compliance With Applicable Law. Royal Palm and RP Bank hold all licenses, permits, orders, approvals and authorizations necessary for the lawful conduct of their respective businesses as required under and pursuant to, and the business of both Royal Palm and RP Bank is being conducted in compliance with, the provisions of all federal, state or local statute, law, ordinance, rule, regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to Royal Palm or RP Bank. Neither Royal Palm nor RP Bank is subject to any regulatory restrictions from any federal or state agency, including, without limitation, the Federal Reserve Bank, the FDIC or any State Regulator.
     3.18 Transactions With Interested Parties.
          (a) No Material Interests. Except as set forth in Section 3.18(a) of the RP Disclosure Schedule, no officer or director of Royal Palm or RP Bank or any “associate” (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of any such officer or director has any material interest in any contract or property (real or personal, tangible or intangible), used in or pertaining to the business of Royal Palm or RP Bank.
          (b) Loans Approved. All outstanding RP Loans from Royal Palm or RP Bank to any present officer, director, employee or any associate or related interest of any Person referred to in subsection (a) were approved by or reported to the Board of Directors of the applicable entity in accordance with all applicable laws and regulations.

     3.19 Compliance With Environmental Laws. Neither Royal Palm nor RP Bank has any knowledge of, nor has either received any notice of, a violation of any federal, state and/or local environmental statutes, ordinances, rules and/or regulations, including, but not limited to, the Comprehensive Response Compensation and Liability Act of 1980, as amended by the Super Fund Amendments and Reauthorization Act of 1986, the Resource Conservation and Recovery Act and the Federal Water Pollution Control Act (collectively, “Environmental Laws”). During the time RP Bank has owned the Real Property or leased the Leased Property, no petroleum products, hazardous materials, substances and waste, asbestos, polychlorinated biphenyls and/or other regulated substances as defined in any Environmental Laws, have been generated, used, manufactured, stored, disposed of, and/or transported to or from such real estate nor are there any underground storage tanks, as defined in any Environmental Laws, currently located on or under such real estate.
     3.20 Labor and Employment Matters. Except as set forth on Section 3.20 of the RP Disclosure Schedule: (a) Royal Palm and RP Bank are and have been in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, such laws respecting employment discrimination, equal opportunity, affirmative action, retaliatory discharge, sexual harassment, worker’s compensation, occupational safety and health requirements and unemployment insurance and related matters, and are not engaged in and have not engaged in any unfair labor practice; (b) no investigation or review by or before any governmental entity concerning any violations of any such applicable laws is pending nor, to the knowledge of Royal Palm or RP Bank, is any such investigation threatened; (c) there is no labor strike, dispute, slowdown or stoppage actually pending or, to the knowledge of Royal Palm or RP Bank, threatened against Royal Palm or RP Bank; (d) no union representation question or union organizational activity exists respecting the employees of Royal Palm or RP Bank; (e) no collective bargaining agreement exists which is binding on Royal Palm or RP Bank; (f) neither Royal Palm nor RP Bank has experienced any material work stoppage or other material labor difficulty; and (g) in the event of termination of the employment of any of the current officers, directors, employees or agents of Royal Palm or RP Bank, neither Royal Palm nor RP Bank will be liable, pursuant to any agreement or by reason of anything done prior to the Closing by Royal Palm or RP Bank, to any of said officers, directors, employees or agents for so-called “severance pay” or any other similar payments or benefits, including, without limitation, post-employment healthcare (other than pursuant to COBRA) or insurance benefits.
     3.21 Insurance. As of the date hereof, Royal Palm and RP Bank are insured by insurers which are of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All material policies of insurance and fidelity or surety bonds insuring Royal Palm, RP Bank or its business, assets, employees, officers and directors are in full force and effect and will continue in full force and effect through the Closing Date. As of the date hereof, there are no material claims by RP Bank under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

     3.22 Corporate Records. The corporate records of Royal Palm and RP Bank, which have or shall be made available to Mercantile Sub prior to the Closing Date, fully and accurately show in all material respects all corporate action taken by the Boards of Directors, all committees of the Boards of Directors, and the shareholders (including, without limitation, actions taken by written consent without a meeting) of Royal Palm and RP Bank and contain true and complete copies or originals of the Articles of Incorporation (and all amendments thereto), the bylaws (as amended) and the minutes of all meetings or consent actions of the Boards of Directors, committees of the Boards of Directors, and the shareholders of Royal Palm and RP Bank.
     3.23 Intellectual Property.
          (a) Any and all licensed, registered, copyrighted or trademarked Intellectual Property owned or used by Royal Palm or RP Bank is set forth on Section 3.23 of the RP Disclosure Schedule. Neither Royal Palm nor RP Bank is infringing on the Intellectual Property rights of any third party or using any Intellectual Property in violation of an applicable license agreement.
          (b) Royal Palm and RP Bank own or have a valid license to use all Intellectual Property, free and clear of all liens, royalty or other payment obligations (except for royalties and payments with respect to off-the-shelf software at standard commercial rates). To the knowledge of Royal Palm and RP Bank, the Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Royal Palm and RP Bank as currently conducted. The Intellectual Property owned by Royal Palm or RP Bank and all other Intellectual Property is valid and has not been canceled, forfeited, expired or abandoned, and neither Royal Palm nor RP Bank has received notice challenging the validity or enforceability of the Intellectual Property. The consummation of the Merger will not result in the loss or impairment or the right of Royal Palm or RP Bank to own or use any of the Intellectual Property, and Royal Palm and RP Bank will have substantially the same rights to own or use the Intellectual Property following the consummation of the Merger as Royal Palm and RP Bank had prior to the consummation thereof.
          (c) For purposes of this Agreement, the term “Intellectual Property” means all of the following used in or held for use in the conduct of the business of Royal Palm or RP Bank: (A) trademarks, service marks, trade names, internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all good will, registrations and applications and related to the foregoing; (B) patents (including any continuations, divisionals, continuations in part, renewals, reissues, and applications for any of the foregoing); (C) copyrights (including any registrations and applications for any of the foregoing); (D) computer software and programs, whether in source code or object code form (including any and all software implementation, algorithms, models and methodologies), data basis compilations (including any and all data and collections of data) and all documentation (including user manuals and training materials) related to the foregoing; and (E) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.
     3.24 Real and Personal Property.

          (a) Real Property Owned and Leased. Royal Palm does not own or have a direct or indirect ownership interest in any real property. With respect to the Real Property and the Leased Property and except as set forth in Section 3.24(a) of the RP Disclosure Schedule:
     (i) RP Bank has good and marketable title to the Real Property, free and clear of any security interest, mortgage, deed of trust, easement, covenant, or other restriction, except for installments of regular or special assessments of taxes not yet delinquent and recorded easements, covenants and other restrictions which do not impair the current use, occupancy, value, or marketability of title, of the Real Property;
     (ii) there are no pending or threatened foreclosures, condemnation proceedings, lawsuits or administrative actions relating to the Real Property or Leased Property or other matters affecting adversely the current use, occupancy or value thereof;
     (iii) the legal description for the Real Property describes the Real Property fully and adequately, the buildings and improvements are located within the boundary lines of the Real Property, are not in violation of applicable setback requirements, zoning laws, and ordinances (and none of the properties or buildings or improvements thereon are subject to “permitted non-conforming use” or “permitted non-conforming structure” classifications), and do not encroach on any easement which may burden the land. The Real Property does not serve any adjoining property for any purpose inconsistent with the use of the Real Property, and the Real Property is not located within any flood plain or subject to any similar type restriction for which any permits or licenses necessary to the use thereof have not been obtained;
     (iv) all facilities or branch banks located on Real Property or Leased Property have received all approvals of governmental authorities (including licenses and permits) required in connection with the ownership or operation thereof and have been operated and maintained in accordance with applicable laws, rules and regulations;
     (v) other then rights inuring to RB Bank, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the Real Property or Leased Property;
     (vi) there are no outstanding options or rights of first refusal to purchase the Real Property, or any portion thereof or interest therein;
     (vii) there are no parties (other than RP Bank) in possession of the Real Property or Leased Property;

     (viii) all leases of the Leased Property are legal, valid and binding; all rent payments are current; no leases of any Leased Property are in default; and all leases of Leased Property will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the Merger as immediately prior thereto.
          (b) Title to and Condition of Personal Property; Accounting. RP Bank has as of the date hereof, and will have as of the Closing Date, good and marketable title to, or a valid leasehold interest in, the personal property used in connection with its business. To the knowledge of Royal Palm and RP Bank, such assets are in operating condition and suitable for the purposes for which they are presently used. Royal Palm and RP Bank’s account records are being maintained in accordance with applicable legal and accounting requirements. All accounting ledgers and other books and records of Royal Palm and RP Bank are true, complete and correct in all material respects.
     3.25 No Undisclosed Liabilities. Neither Royal Palm nor RP Bank has any material liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Royal Palm or RP Bank giving rise to any such liability), except (i) liabilities reflected in the Royal Palm Financial Statements and (ii) liabilities of the same types incurred in the ordinary course of business since March 31, 2006.
     3.26 Statements True and Correct. None of the information supplied or to be supplied by Royal Palm for inclusion in any document to be delivered to Royal Palm shareholders in connection with their consideration of the transaction contemplated by this Agreement or filed with any banking or other regulatory authority in connection with the transactions contemplated hereby, at the respective times such documents are filed, will be false or misleading with respect to any material fact, omit to state any material fact necessary in order to make the statements therein not misleading. All documents that Royal Palm is responsible for filing with any banking or other regulatory authority in connection with the transactions contemplated hereby will comply in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.
     3.27 Commitments and Contracts. Neither Royal Palm nor RP Bank is a party or subject to any of the following (whether written or oral, express or implied):
          (a) Ordinary Course Agreements. Any agreement, arrangement or commitment not made in the ordinary course of business;
          (b) Agreement Not Part of Financial Statements. Any agreement, indenture or other instrument not reflected in the Royal Palm Financial Statements relating to the borrowing of money by Royal Palm or RP Bank or the guarantee by Royal Palm or RP Bank of any obligation (except trade payables or instruments related to transactions entered into in the ordinary course of business by Royal Palm or RP Bank, such as deposits, federal funds borrowings and repurchase agreements), other than agreements, indentures or instruments providing for annual payments of less than $25,000; or
          (c) Restrictive Agreements. Any agreement, arrangement or commitment containing covenants which limit the ability of Royal Palm or RP Bank to compete in any line of business or with any Person or containing any restriction on the geographical area in which, or method by which, Royal Palm or RP Bank may carry on its business.
     3.28 Conduct to Date. From and after March 31, 2006, except as disclosed in Section 3.28 of the RP Disclosure Schedule, neither Royal Palm nor RP Bank has done the following:
          (a) Acted in Ordinary Course. Failed to conduct its business in the ordinary and usual course consistent with past practices;
          (b) Issued Securities. Issued, sold, granted, conferred or awarded any common or other stock, or any corporate debt securities properly classified under GAAP applied on a consistent basis as long-term debt on the balance sheets of Royal Palm or RP Bank (except for the issuance of Royal Palm Common Stock pursuant to the exercise of Royal Palm Stock Options outstanding as of the date of this Agreement);
          (c) Changed Capitalization. Effected any stock split or adjusted, combined, reclassified or otherwise changed its capitalization;
          (d) Made Distributions on Stock. Declared, set aside or paid any cash or stock dividend or other distribution in respect of its capital stock, or purchased, redeemed, retired, repurchased, or exchanged, or otherwise directly or indirectly acquired or disposed of any of its capital stock;
          (e) Incurred Liabilities. Incurred any material obligation or liability (absolute or contingent), except normal trade or business obligations or liabilities incurred in the ordinary course of business, or subjected to lien any of its assets or properties other than in the ordinary course of business consistent with past practice;
          (f) Discharged Liens or Liabilities. Discharged or satisfied any material lien or paid any material obligation or liability (absolute or contingent), other than in accordance with its terms in the ordinary course of business;
          (g) Disposed of Assets. Sold, assigned, transferred, leased, exchanged, or otherwise disposed of any of its properties or assets other than for a fair consideration in the ordinary course of business;
          (h) Changed Compensation. Except as required by contract, (i) increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except merit or promotion increases in accordance with existing policy, (ii) entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance or other similar contract, (iii) entered into, terminated or substantially modified any of the Employee Plans or (iv) agreed to do any of the foregoing;
          (i) Suffered Casualty Loss or Taking. Suffered any material damage, destruction or loss, whether as the result of fire, explosion, earthquake, accident, casualty, labor trouble, taking of property by any governmental authority, flood, windstorm, embargo, riot, act of God, act of war or other casualty or event, whether or not covered by insurance;
          (j) Cancelled Debts. Cancelled or compromised any debt, except for debts charged off or compromised in accordance with past practice;
          (k) Entered into Transaction Outside of Ordinary Course. Entered into any material transaction, contract or commitment outside the ordinary course of its business; or
          (l) Made or Guaranteed Loans. Made or guaranteed any loan to any of the Employee Plans.
     3.29 State Takeover Statutes. No fair price, moratorium, control share acquisition or other similar anti takeover statutes or regulations enacted under Florida law as part of the FBCA, or otherwise, and applicable to Royal Palm or RP Bank are applicable to the Merger or any other transactions contemplated hereby.
SECTION 4
REPRESENTATIONS AND WARRANTIES OF MERCANTILE
AND MERCANTILE SUB
     Except as set forth in the item of the Disclosure Schedule of Mercantile and Mercantile Sub (the “Mercantile Disclosure Schedule”) that corresponds with the applicable subsection below and as an inducement to Royal Palm and RP Bank to enter into this Agreement and to consummate the transactions contemplated hereby, Mercantile and Mercantile Sub hereby represent and warrant that the following are true and correct as of the date hereof and shall be true and correct as of the Closing:
     4.01 Organization. Mercantile is a corporation registered as a bank holding company under the BHC Act and is duly organized, validly existing and in good standing under the laws of the State of Delaware. Mercantile has the corporate power to own its properties and assets, to incur all of its liabilities and to carry on its business as now being owned and conducted. Mercantile Sub has been duly organized and is validly existing and in good standing under the laws of the State of Florida. Mercantile Sub has the full power to own its properties and assets, to incur all of its liabilities and to carry on its business as now being owned and conducted.
     4.02 Organizational Documents. Mercantile shall deliver to Royal Palm prior to Closing a complete and correct copy of the Articles of Incorporation and By-Laws of Mercantile and Mercantile Sub certified as being true, complete and correct by their respective corporate secretaries.

     4.03 Limited Operations of Mercantile Sub. Mercantile Sub was formed on April 11, 2006 solely for the purpose of engaging in the transactions contemplated hereby. Mercantile Sub has not engaged in any other business activities except for (i) obligations or liabilities incurred in connection with its organization and the transactions contemplated hereby; and (ii) this Agreement and any other agreements and arrangements contemplated hereby or entered into in furtherance hereof, Mercantile Sub has not incurred any material obligations or liabilities or engaged in any business activities.
     4.04 Authority Relative to this Agreement. Mercantile and Mercantile Sub each has the corporate power to enter into this Agreement and to carry out their respective obligations hereunder. The Board of Directors and shareholders of Mercantile and Mercantile Sub, to the extent required by law, have approved the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Mercantile and Mercantile Sub and constitutes a valid and binding agreement of each, enforceable against each in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other laws affecting creditors rights, generally, and principles of equity, regardless of whether asserted in equity or law.
     4.05 Consents and Approvals; No Violations. Except for the Requisite Regulatory Approvals and Merger Filing, no filing with, and no permit, authorization, consent or approval of, any public or governmental body or authority is necessary for the consummation of the Merger. Neither the execution and delivery of this Agreement by Mercantile or Mercantile Sub, nor the consummation by Mercantile Sub of the Merger, nor compliance by Mercantile or Mercantile Sub with any of the provisions hereof, will: (a) conflict with or result in any breach of the Certificate of Incorporation or By-Laws of Mercantile or Mercantile Sub; (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or give rise to the creation of any lien, charge, security interest or encumbrance upon the respective properties or assets of Mercantile or Mercantile Sub under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Mercantile or Mercantile Sub is a party or by which either of them or any of their properties or assets may be bound or affected; or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Mercantile, Mercantile Sub or any of their properties or assets.
     4.06 Litigation. There are no lawsuits, actions, proceedings, claims or investigations of any kind pending or, to the knowledge of Mercantile or Mercantile Sub, threatened against Mercantile or Mercantile Sub that would, if adversely decided, have a material adverse effect on the Merger or Mercantile’s and Mercantile Sub’s ability to consummate the transactions contemplated hereby.
     4.07 CRA Rating. Each of the subsidiaries or affiliates of Mercantile that is an insured depository institution was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Mercantile has received no notice, and has no knowledge, of any planned or threatened objection by any community group to the transactions contemplated hereby.
     4.08 No Financing Contingencies. Not later than the Closing Date, Mercantile will have available sufficient cash or other liquid assets or financing pursuant to binding agreements or commitments which may be used to fund the transactions contemplated hereby. Mercantile’s ability to consummate the transactions contemplated by this Agreement is not contingent on raising any equity capital, obtaining specific financing therefore or the consent of any lender. A copy of Mercantile’s financing or loan commitment shall be furnished to Royal Palm when received by Mercantile.
     4.09 Pro Forma Capital Requirements. Mercantile is, and, to its knowledge, on a pro forma basis giving effect for the Merger and any financing or capital injection contemplated by Mercantile, will be “well capitalized”, as defined for purposes of the FDIC, and (ii) in compliance with all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over Mercantile.
SECTION 5
AGREEMENTS OF ROYAL PALM AND RP BANK
     5.01 Ordinary Course. The respective businesses of Royal Palm and RP Bank shall be conducted only in the ordinary course of business and consistent with past practices.
     5.02 Conduct of Business by Parties Pending the Closing. Except as set forth on Section 5.02 of the RP Disclosure Schedule hereto and except as consented to in writing by Mercantile and Mercantile Sub after the date hereof, during the period from the date of this Agreement and continuing until the Closing:
          (a) Negative Covenants. Neither Royal Palm nor RP Bank shall: (i) sell or pledge or agree to sell or pledge any stock owned by it in any subsidiaries, as applicable; (ii) amend its Articles of Incorporation or By-Laws; (iii) split, combine, recapitalize, exchange or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or other securities or shares of the capital stock or other securities of any of its subsidiaries, as applicable; (iv) authorize for issuance, issue, sell, pledge, dispose of, encumber, deliver or agree or commit to issue, sell, pledge, or deliver any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class or exchangeable into shares of stock of any class or any other securities carrying voting rights (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise except for the issuance of Royal Palm Common Stock pursuant to the exercise of Royal Palm Stock Options outstanding as of the date of this Agreement); (v) acquire, dispose of, transfer, sell, lease, license, mortgage, pledge or encumber any fixed or other substantial assets other than in the ordinary course of business and consistent with past practices; (vi) incur, assume or prepay any material indebtedness, liability or obligation or any other material liabilities or issue any debt securities other than in the ordinary course of business and consistent with past practices; (vii) assume, guarantee, endorse or otherwise, become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a wholly owned subsidiary) in a material amount other than in the ordinary course of business and consistent with past practices; (viii) make any material advances or capital contributions to, or investments in, any other Person, other than to wholly owned subsidiaries, other than in the ordinary course of business and consistent with past practices; (ix) fail to maintain adequate insurance consistent with past practices for its businesses and properties; (x) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in principal amounts in excess of $1,500,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $2,000,000 (excluding for this purpose any accrued interest or overdrafts); or (xi) purchase or otherwise acquire any investment security for its own account in a principal amount over $200,000 or having an average remaining life to maturity greater than three years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation.
          (b) Preservation of Business. Royal Palm and RP Bank shall use their best efforts to preserve intact the business operations and business organization of Royal Palm and RP Bank, including, without limitation, to have available the services of the present employees and agents of Royal Palm and RP Bank and to maintain the relations and goodwill of the suppliers, customers and any others having business relations with Royal Palm and RP Bank.
          (c) Restrictions on Actions. Neither Royal Palm nor RP Bank shall take or omit to take any action or agree, in writing or otherwise, to take or omit to take any action which would make any representation or warranty of Royal Palm or RP Bank, herein untrue or incorrect in any material respect.
          (d) Compensation Plans. Royal Palm will not, and will not permit RP Bank, to: (i) enter into, adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment, severance or other employee benefit plan, agreement, trust, plan, fund or other arrangement between Royal Palm or RP Bank and one or more of their respective officers, directors or employees, in each case so as to materially increase benefits thereunder (collectively, “Compensation Plans”); (ii) grant or become obligated to grant any increase in the compensation or fringe benefits of directors, officers or employees of Royal Palm and RP Bank (including any such increase pursuant to any Compensation Plans) or grant any increase in the compensation payable or to become payable to any of its or RP Bank’s employees or officers, except, with respect to employees other than officers, for increases in compensation in the ordinary course of business consistent with past practice, or enter into or cause RP Bank to enter into any contract, commitment or arrangement to do any of the foregoing, except for normal increases and non-stock benefit changes in the ordinary course of business consistent with past practice; (iii) institute for itself or RP Bank any new employee benefit, welfare program or Compensation Plan; (iv) make any change in any Compensation Plan or other employee welfare or benefit arrangement or enter into any employment or similar agreement or arrangement with any employee of Royal Palm or RP Bank; or (v) enter into or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of Royal Palm or RP Bank of compensation or benefits contingent, or the terms of which are materially altered in favor of such individual, upon the occurrence of any of the transactions contemplated by this Agreement.
     5.03 Access and Information. Royal Palm and RP Bank shall give, Mercantile and Mercantile Sub as well as their financial advisors, legal counsel, accountants, consultants and other representatives access during normal business hours throughout the period from the date hereof to the Closing, to all of Royal Palm’s and RP Bank’s books, records, properties, facilities, personnel commitments and records (including but not limited to tax returns and RP Loan portfolio) and, during such period, each shall furnish promptly to such Person all information concerning such businesses, properties and personnel as such Persons may reasonably request. No investigation pursuant to this Section 5.03 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the transactions contemplated hereby. All information furnished by Royal Palm or RP Bank pursuant hereto shall be treated as the sole property of the Party furnishing the information until consummation of the Merger.
     5.04 Standstill Agreement.
          (a) No Solicitation. Neither Royal Palm nor RP Bank or any of their respective officers and directors shall, and they shall each direct and use their best efforts to cause their employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant) not to (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of, or which reasonably could be expected to lead to, any proposal or offer (including, without limitation, any proposal or offer to their shareholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of substantially all of the assets or capital stock of Royal Palm or RP Bank (any such proposal or offering being hereinafter referred to as an “Acquisition Proposal”) or (ii) engage in any negotiations or discussions concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Royal Palm will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform the Person referred to in the first sentence hereof of the obligations undertaken in this Section 5.04.
          (b) Consideration of Acquisition Proposal. Notwithstanding the provisions of Section 5.04(a), nothing contained in this Section 5.04 shall prohibit the Board of Directors of Royal Palm from (i) furnishing information to, or entering into discussions or negotiations with, any Person that makes an unsolicited written, bona fide proposal, to acquire Royal Palm and/or RP Bank or substantially all of their assets pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer, stock or asset purchase agreement or other similar transaction and in respect of which such Person has the necessary funds or commitments therefore if, and only to the extent that (A) the Board of Directors of Royal Palm or RP Bank, after consultation with and based upon the advice of independent legal counsel (who may be Royal Palm’s regularly engaged independent legal counsel), determines in good faith that such action is necessary for the Board of Directors of Royal Palm or RP Bank to comply with its fiduciary duties to stockholders under applicable law, (B) the Board of Directors of Royal Palm or RP Bank, after consultation with their financial advisor, determines in good faith that such Acquisition Proposal is (x) bona fide; (y) would if accepted and consummated result in a transaction that is more favorable to the shareholders of Royal Palm entitled to receive the Per Share Merger Consideration hereunder (in their capacities as shareholders) than the transactions contemplated hereby; and (z) capable of being, and is reasonably likely to be completed, without undue delay, and (C) prior to taking such action, Royal Palm or RP Bank provides reasonable notice to Mercantile Sub and Mercantile to the effect that it is taking such action and receives from such Person submitting the proposal an executed confidentiality agreement in reasonably customary form (an Acquisition Proposal meeting each of the foregoing requirements is herein referred to as a “Superior Proposal”); or (ii) publicly announcing or failing to make, withdrawing or modifying its recommendation referred to in Section 5.06 hereof or recommending, approving or proposing to recommend or approve an Acquisition Proposal if there exists an Acquisition Proposal and the Board of Directors of Royal Palm determines that it is a Superior Proposal in accordance with Section 5.04(b)(i) hereof (any such action, under (ii), an “Adverse Action”).
          (c) Procedure for Superior Proposal. If the Board of Directors of Royal Palm determines to take an Adverse Action, then prior to taking such Adverse Action, Royal Palm shall give written notice to Mercantile and Mercantile Sub specifying the pricing, terms, conditions and all material provisions of the Superior Proposal, providing to Mercantile and Mercantile Sub a copy of the third-party’s Superior Proposal with such notice. Mercantile and Mercantile Sub shall then have five (5) business days after receipt of such notice to submit to the Board of Directors of Royal Palm a counter proposal (the “Mercantile’s Counter Proposal”). The Board of Directors of Royal Palm shall then have five business days to evaluate Mercantile’s Counter Proposal and to notify Mercantile and Mercantile Sub as to whether it accepts Mercantile’s Counter Proposal. If the Superior Proposal includes securities or other non-cash consideration, the Mercantile’s Counter Proposal shall be deemed to be equivalent if Mercantile or Mercantile Sub provides its own securities or other non-cash consideration of reasonably equivalent economic value. If the Board of Directors of Royal Palm determines in its reasonable judgment that Mercantile’s Counter Proposal is at least equal to the Superior Proposal, i.e. the total value or consideration to be received by the shareholders of Royal Palm is substantially the same, then the Board of Directors of Royal Palm will immediately accept Mercantile’s Counter Proposal, foregoing the Superior Proposal, and proceed with the terms of this Agreement, as modified by Mercantile Counter Proposal. However, if Mercantile and Mercantile Sub elect not to submit a Mercantile’s Counter Proposal or if the Board of Directors of Royal Palm determines in its reasonable judgment that the Mercantile’s Counter Proposal that was submitted does not equal or exceed the Superior Proposal, then the Board of Directors of Royal Palm shall provide to Mercantile and Mercantile Sub notice thereof and thereupon Royal Palm shall be free to take any Adverse Action contemplated by Section 5.04(b)(ii).
     5.05 Breaches. Royal Palm and RP Bank shall, in the event either has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Mercantile and use their best efforts to prevent or promptly remedy the same.
     5.06 Submission to Shareholders. Royal Palm, acting through its Board of Directors and in accordance with applicable law, its Articles of Incorporation and By-Laws shall duly call, give notice of, convene and hold as soon as practicable (but in any event prior to the 75th day following the date of this Agreement), a meeting of its shareholders for the purpose of voting to approve and adopt this Agreement and the Merger (“Required Shareholder Approval”). Unless the Board of Directors of Royal Palm shall have determined, after consulting with outside counsel, that it is required by applicable law and fiduciary principles not to do so, Royal Palm’s Board of Directors prior to, and in connection with, such shareholders’ meeting shall unanimously recommend to Royal Palm’s shareholders the approval of this Agreement and the Merger and use its best efforts to obtain such Required Shareholder Approval.
     5.07 Assistance in Regulatory Matters. Royal Palm and RP Bank will cooperate and will assist Mercantile and Mercantile Sub in filing and processing its applications for the Requisite Regulatory Approvals with all federal and state regulatory agencies from which Mercantile and Mercantile Sub is required to obtain approval for the Merger. Royal Palm and RP Bank shall furnish to Mercantile in a timely manner all information, data and documents reasonably requested by Mercantile and Mercantile Sub and shall cooperate fully with Mercantile and Mercantile Sub in obtaining Requisite Regulatory Approvals and in consummating the Merger.
     5.08 Accounting Methods. Neither Royal Palm nor RP Bank shall change its methods of accounting in effect at December 31, 2005, except as required by changes in generally accepted accounting principles as concurred in by such Party’s independent auditors. Royal Palm and RP Bank shall provide Mercantile Sub written notice of any such accounting change. Neither Royal Palm nor RP Bank shall change its fiscal year of December 31.
     5.09 Subsequent Financial Statement. As soon as available after the date hereof, Royal Palm shall deliver to Mercantile Sub the monthly unaudited Financial Statements of RP Bank prepared for its internal use, the Report of Condition and Income of RP Bank for each quarterly period completed prior to the Closing, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, the “Subsequent Royal Palm Financial Statements”). The Subsequent Royal Palm Financial Statements shall be prepared on a basis consistent with past accounting practices, shall fairly present the financial condition and results of operations for the dates and periods presented and shall not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such financial statements misleading in any material respect.
     5.10 Voting Agreements. Subject to the provisions of Section 5.04 of this Agreement, Royal Palm shall use its best efforts to obtain from Vincent Scola, Brian Wood and Earl McVicker and any of their affiliates who own shares of Royal Palm Common Stock, an agreement substantially in the form of Exhibit 5.10 (the “Voting Agreement”) whereby each such Person agrees to vote the shares of Royal Palm Common Stock for which they have voting power in favor of the Merger in any shareholder vote to obtain approval of the Merger.
SECTION 6
AGREEMENTS OF MERCANTILE AND MERCANTILE SUB
     6.01 Regulatory Approvals. Mercantile and Mercantile Sub shall promptly file all regulatory applications required for the Requisite Regulatory Approvals necessary in order to consummate the Merger, including, but not limited to, the necessary applications for the prior approval of the Federal Reserve Board and State Regulators. Mercantile or Mercantile Sub shall keep Royal Palm reasonably informed as to the status of such applications and Requisite Regulatory Approvals and shall deliver to Royal Palm simultaneously with such filings copies of such applications and any supplementally filed materials.
     6.02 Breaches. Mercantile and Mercantile Sub, in the event either has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of their representations or agreements contained or referred to herein, give prompt written notice thereof to Royal Palm and use their best efforts to prevent or promptly remedy the same.
     6.03 Employee Benefits. After the Effective Time, Mercantile shall provide the benefits described in this Section 6.03 with respect to each Person who remains an employee of Royal Palm or RP Bank following the Closing Date (each a “Continued Employee”). Subject to Mercantile’s ongoing right to adopt subsequent amendments or modifications of any plan referred to in this Section 6.03 or to terminate any such plan, in Mercantile’s sole discretion, each Continued Employee shall be entitled, as a new employee of a subsidiary of Mercantile, to participate in such employee benefit plans, as defined in Section 3(3) of ERISA, or any non-qualified employee benefit plans or deferred compensation, stock option, bonus or incentive plans, or other employee benefit or fringe benefit programs as may be in effect generally for employees of all of Mercantile’s subsidiaries (the “Mercantile Plans”), if and as a Continued Employee such person shall be eligible and, if required, selected for participation therein under the terms thereof. RP Bank’s employees shall participate therein on the same basis as similarly situated employees of other subsidiaries of Mercantile. All such participation shall be subject to the terms of such plans as may be in effect from time to time, and this Section 6.03 shall not give Continued Employees any rights or privileges superior to those of other employees of subsidiaries of Mercantile. Mercantile may terminate or modify all Mercantile Plans, and Mercantile’s obligation under this Section 6.03 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, Mercantile shall credit each Continued Employee with his or her term of service with Royal Palm or RP Bank, for purposes of eligibility, vesting and any age or period of service requirements for commencement of participation with respect to any Mercantile Plan in which Continued Employees may participate and with respect to those Continued Employees who are now participants in Royal Palm’s group medical/health insurance plan there shall be no exclusion of coverage for pre-existing conditions.

Nothing in this Agreement shall obligate Mercantile, RP Bank or any other entity to employ any Person or to continue to employ any Person for any period of time.
     6.04 Severance Payment. Mercantile Sub agrees that each RP Bank employee who is not under contract and who is involuntarily terminated without cause within ninety (90) days following the Effective Time shall receive a severance payment of one (1) week of pay for every full year of service to RP Bank.
     6.05 Indemnification. All rights to indemnification and/or reimbursement existing in favor of any present or former director, officer or employee of Royal Palm or RP Bank (an “Indemnified Party”) as provided in Royal Palm’s or RP Bank’s respective Articles of Incorporation or By-Laws shall survive the Merger with respect to matters occurring at or prior to the Effective Time. Mercantile agrees that after the Effective Time such obligations and liabilities with respect to indemnification and reimbursement of the Indemnified Parties shall become obligations and liabilities of Mercantile. Mercantile further agrees to maintain (or cause to be maintained) coverage under Royal Palm’s director and officer insurance policies currently in force or under substantially similar policies for a period of four years after the Closing Date. If Mercantile or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Mercantile assume the obligations set forth in this Section 6.05. The provisions of this Section 6.05 are intended to be for the benefit of and shall be enforceable by, each Indemnified Person, his or her heirs and his or her personal representatives. This Section 6.05 shall not limit or adversely effect any rights any Indemnified Party may have under Royal Palm’s or RP Bank’s organization documents.
SECTION 7
ADDITIONAL AGREEMENTS
     7.01 Legal Conditions. Each of Parties hereto shall use all reasonable efforts: (a) to take all actions reasonably necessary to comply promptly with all legal requirements which may be imposed on such Party with respect to the transactions contemplated by this Agreement; and (b) to promptly prepare and file all necessary documentation, to effect all Requisite Regulatory Approvals and to obtain (and to cooperate with the other Party to obtain) any consents, authorizations, orders or approval of, or any exemptions by, any other public or private third party which is required to be obtained or made by such Party in connection with the Merger; provided, however, that a Party shall not be obligated to take any action pursuant to the foregoing if the taking of such action or such compliance or the obtaining of such consent, authorization, order, approval or exemption would, in such Party’s reasonable opinion, (x) be materially burdensome to such Party and its subsidiaries taken as a whole or impact in such a materially adverse manner the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the transactions contemplated hereby, or (y) result in the imposition of a condition or restriction on such Party of the type referred to in Section 7.01(a). Each of the Parties will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them in connection with the foregoing.
     7.02 Advice of Changes; Government Filings. The Parties shall confer on a regular and frequent basis with each other, report on operational matters and promptly advise the others orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a material adverse effect on such Party or which would cause or constitute a material breach of any of the representations, warranties or covenants of such Party contained herein. Except where prohibited by applicable statutes and regulations, each Party shall promptly provide the other Parties (or its counsel) with copies of all other filings made by such Party with any state of federal government entity in connection with this Agreement or the transactions contemplated hereby. No disclosure by any Party pursuant to this Section 7.02 shall be deemed to amend or supplement the Party’s Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty or breach of covenant.
     7.03 Confidentiality. Prior to Closing, Royal Palm and RP Bank will provide to Mercantile Sub and Mercantile Sub and/or Mercantile may provide to Royal Palm information which may be deemed by the Party providing such information to be confidential. Each Party agrees that it, their respective counsel, independent certified public accountants, bankers and other professional advisors provided with such information will not use or disclose any information provided to it by another Party to this Agreement for a purpose other than in connection with the transactions contemplated by this Agreement, except that the obligations contained in this Section 7.03 shall not prevent Mercantile or Mercantile Sub from issuing the press release referred to in Section 7.04 or in any way restrict the rights of any Party or Person to use or disclose information that was known to such Party prior to the disclosure by the other Party; is or becomes generally available to the public other than by breach of this Agreement; or otherwise becomes lawfully available to a Party on a non-confidential basis from a third Party who is not under an obligation of confidence to the other Party to this Agreement.
     7.04 Public Announcements. So long as this Agreement is in effect, the Parties agree that they will each obtain the approval of the other Parties prior to issuing any press release and that they will use their best efforts to consult with one another before otherwise making any public statement or responding to any press inquiry with respect to this Agreement or the transactions contemplated hereby, except as may be required by law or any governmental agency if required by such agency. The Parties agree that the terms and conditions of the Merger shall remain confidential; provided, however, that disclosure may be made to (i) regulatory agencies in connection with obtaining any Requisite Regulatory Approvals, (ii) the representatives and advisors of the Parties with a need to know, as may be required in order to consummate and carry out the Merger, (iii) the shareholders of Royal Palm in connection with the meeting of such shareholders to be held pursuant to Section 6.05 of this Agreement or (iv) as otherwise required by law. Notwithstanding the foregoing, the parties have agreed that Mercantile or Mercantile Sub may issue the press release attached hereto as Exhibit 7.04 promptly following the execution and delivery of this Agreement.

     7.05 Expenses. Except as provided in Section 9.02 and 9.05, each of the Parties hereto shall pay its own costs and expenses incurred in connection with this Agreement and the Merger, including, without limitation, its attorneys’ and other professionals’ fees.
     7.06 Consummation of Agreement. All Parties shall perform and fulfill all conditions and obligations on their respective parts to be performed or fulfilled pursuant to this Agreement and to effect the Merger in accordance with the terms and provisions hereof.
     7.07 Brokers or Finders.
          (a) Royal Palm represents, as to itself, and RP Bank, that except for compensation payable to Hovde Financial, LLC (“Hovde”) no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Royal Palm or RP Bank, Hovde’s fees and expenses will be paid by Royal Palm or RP Bank in accordance with Royal Palm or RP Bank’s agreements with such firm (copies of which have been delivered by RP Bank to Mercantile or Mercantile Sub prior to the date of this Agreement).
          (b) Mercantile and Mercantile Sub represent that no agent, broker, investment banker, financial advisor or other firm or Person engaged by Mercantile or Mercantile Sub is or will be entitled to receive from RP Bank any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Mercantile and Mercantile Sub.
SECTION 8
CONDITIONS TO CONSUMMATION OF THE MERGER
     8.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one of which may be waived by Mercantile Sub:
          (a) No Legal Impediments to Closing. No preliminary or permanent injunction or other order by any federal, state or foreign court of competent jurisdiction which prohibits the consummation of the Merger shall have been issued and remain in effect. No statute, rule, regulation, executive order, stay, decree or judgment shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger.
          (b) No Governmental Action. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any federal or state governmental entity which, in connection with the grant of any Requisite Regulatory Approvals, imposes any condition or restriction upon Mercantile or Mercantile Sub (or, in the case of any disposition of assets required in connection with any such Requisite Regulatory Approval, upon Royal Palm or RP Bank, including, without limitation, requirements relating to the disposition of assets, which in any such case would so materially adversely impact the economic or business benefits of the Merger as to render inadvisable the consummation thereof.
     8.02 Conditions to Obligations of Royal Palm to Effect the Merger. The obligation of Royal Palm to effect the Merger shall be further subject to the satisfaction at or prior to the Closing of the following additional conditions, any of which may be waived by Royal Palm:
          (a) Mercantile’s and Mercantile Sub’s Performance. Mercantile and Mercantile Sub shall have performed all of its obligations under this Agreement required to be performed by it at or prior to the Closing and the representations and warranties of Mercantile and Mercantile Sub contained in this Agreement shall be true and correct in all material respects at and as of the Closing as if made at and as of such time, except as otherwise contemplated by this Agreement. Moreover, Royal Palm shall have received: (i) a certificate of the President or other authorized officer of Mercantile as to the satisfaction of this condition by Mercantile and Mercantile Sub; (ii) a certified copy of the resolution or unanimous written consent of Mercantile and Mercantile Sub’s board of directors and shareholders to the extent required by law approving the Merger; and (iii) an incumbency certificate of Mercantile and Mercantile Sub.
          (b) Mercantile’s Consents. Mercantile or Mercantile Sub shall have obtained the consent or approval of each Person whose consent or approval shall be required in connection with the Merger under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect on Mercantile or Mercantile Sub or upon the consummation of the Merger.
          (e) Fairness Opinion. Royal Palm shall have received from Hovde at no additional cost to Royal Palm and prior to the date hereof, a fairness opinion which can be delivered to Royal Palm’s shareholders in connection with the solicitation of their approval of the Merger stating to the effect that the consideration provided for in this Agreement is fair to Royal Palm’s shareholders from a financial point of view and such fairness opinion shall not have been withdrawn by Hovde as of the Effective Time. Royal Palm shall deliver to Mercantile on the date of this Agreement a copy of the fairness opinion.
     8.03 Conditions to Obligations of Mercantile Sub to Effect the Merger. The obligations of Mercantile Sub to effect the Merger shall be further subject to the satisfaction at or prior to the Closing of the following additional conditions, any of which may be waived by Mercantile Sub:
          (a) Payment of Loans. All obligations including, but not limited to, all unpaid principal, accrued and unpaid interest, late charges, costs, expenses and attorneys’ fees, if any, as allowed by the Court due and owing to RP Bank from the obligors/borrowers (i) on loan #50002963 with a balance as of January 31, 2006 of $1,447,234 and (ii) on loan #50002690 with a balance as of January 31, 2006 of $918,017 shall have been paid off and discharged in full as of the Closing.

          (b) Royal Palm’s and RP Bank’s Performance. Royal Palm and RP Bank shall have performed in all material respects their respective obligations under this Agreement required to be performed and complied with by each at or prior to the Closing and the representations and warranties of Royal Palm and RP Bank contained in this Agreement shall be true and correct in all material respects at and as of the Closing as if made at and as of such time, except as otherwise contemplated by this Agreement. Moreover, Mercantile Sub shall have received (i) a certificate of the President or other authorized officer of Royal Palm, as to Royal Palm and RP Bank as to the satisfaction of this condition; (ii) a certified copy of the resolutions or unanimous written consents of the board of directors of Royal Palm and RP Bank; and (iii) an incumbency certificate of Royal Palm and RP Bank.
          (c) Required Consents and Approvals. All necessary approvals, consents and authorizations required by law for consummation of the Merger, including the Required Shareholder Approval and all Requisite Regulatory Approvals shall have been obtained. All Requisite Regulatory Approvals shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such Requisite Regulatory Approvals shall contain any conditions, restrictions or requirements which the Board of Directors of Mercantile Sub reasonably determines in good faith would reduce the benefits of the transactions contemplated hereby to such a degree that Mercantile Sub would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.
          (d) Shares. The Royal Palm Common Stock shall constitute one hundred percent (100%) of the issued and outstanding capital stock of Royal Palm and Royal Palm shall own one hundred percent (100%) of the issued and outstanding capital stock of RP Bank.
          (e) Dissenting Shares. The total number of Dissenting Shares shall not exceed five percent (5%) of the issued and outstanding shares of Royal Palm’s Common Stock as of the Effective Time.
          (f) Restraining Actions. No action, suit or proceeding before any court or governmental or regulatory authority shall be pending, and no investigation by any governmental or regulatory authority shall have been commenced or threatened, against Mercantile, Mercantile Sub, any of the officers or directors of Mercantile or Mercantile Sub, or Royal Palm or RP Bank or any of the officers or directors of Royal Palm or RP Bank seeking to restrain, prevent or change the Merger or seeking damages in connection with the Merger.
SECTION 9
TERMINATION, AMENDMENT AND WAIVER
     9.01 Termination. This Agreement may be terminated and the Merger contemplated hereby abandoned at any time prior to the Closing:
          (a) Mutual Consent. By mutual written consent of Royal Palm and Mercantile Sub;

          (b) Delay in Closing. By Royal Palm or Mercantile Sub if the Merger shall not have been consummated on or before December 31, 2006;
          (c) Mercantile Sub’s Breach. By Royal Palm, upon a breach by Mercantile or Mercantile Sub of (i) any representation or warranty set forth in this Agreement such that the conditions set forth in Section 8.02(a) would not be satisfied or (ii) any material covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.02(a) would not be satisfied (in either case other then as a result of a material breach by Royal Palm or RP Bank), which breach is not curable or, if curable, is not cured within the earlier to occur of thirty (30) days after written notice of such breach is given by Royal Palm to Mercantile and Mercantile Sub or the Closing;
          (d) Royal Palm’s Breach. By Mercantile Sub, upon a breach by Royal Palm or RP Bank of (i) any representation or warranty set forth in this Agreement such that the conditions set forth in Section 8.03(a) would not be satisfied or (ii) any material covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.03(a) would not be satisfied (in either case other then as a result of a material breach by Mercantile or Mercantile Sub of any of their respective obligations under this Agreement), which breach is not curable or, if curable, is not cured within the earlier to occur of thirty (30) days after written notice of such breach is given by Mercantile Sub to Royal Palm or RP Bank or the Closing;
          (e) Legal Restraint. By either Royal Palm or Mercantile Sub if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or take any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or any other action shall have become final and non-appealable.
          (f) Failure of Conditions. In the event that any of the conditions to the obligations of a Party (other then the Requisite Shareholder Approval) are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in subsection (c) and (d) hereof has lapsed, then such Party may terminate and cancel this Agreement by delivery of written notice of such action to the other Parties.
          (g) Failed Shareholder Vote. By either Royal Palm or Mercantile Sub, upon written notice to the other Party, if the Required Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Royal Palm shareholders’ duly convened therefore or at any adjournment thereof.
          (h) Denial of Regulatory Approval. If any regulatory application filed pursuant to Section 6.02 hereof should be finally denied or disapproved, and any Requisite Regulatory Approval not obtained, then this Agreement thereupon shall be deemed terminated and canceled; provided, however, that a request for additional information or undertaking by Mercantile or Mercantile Sub, as a condition for approval, shall not be deemed to be a denial or disapproval so long as Mercantile or Mercantile Sub diligently provides the requested information or undertaking. In the event an application is denied pending an appeal, petition for review or similar such act on the part of Mercantile or Mercantile Sub (hereinafter referred to as the “Appeal”), then the application will be deemed denied unless Mercantile prepares and timely files and continues to pursue an Appeal seeking the necessary approval.
          (i) Voting Agreement. By Mercantile Sub, upon written notice to Royal Palm, if within thirty (30) days after the date of this Agreement, Mercantile Sub shall not have received the executed Voting Agreement.
          (j) Regulatory Enforcement Matters. In the event that Royal Palm or RP Bank shall become a party or subject to any material written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any regulatory authority which has or is reasonably likely to have a material adverse effect on Royal Palm or RP Bank taken as a whole.
          (k) Adverse Actions. By either Royal Palm or Mercantile Sub, upon written notice to the other Party, if an Adverse Action shall have occurred.
     9.02 Effect of Termination. In the event of termination of this Agreement as provided above, this Agreement shall forthwith become of no further effect and, there shall be no liability or obligation on the part of any Party or their respective officers or directors (except as set forth in Section 5.03, 7.03, 7.05 and 9.05 hereof which shall survive the termination). Moreover, nothing contained in this Section 9.02 shall prejudice or limit the ability of a non-breaching Party from seeking damages from any other Party for any willful breach of this Agreement, including, without limitation, attorneys’ fees and the right to pursue any remedy at law or in equity; provided, however, that Mercantile Sub’s right to receive the Termination Fee under Section 9.03 shall be Mercantile Sub’s sole remedy in the event of the termination of this Agreement by either party pursuant to Section 9.01(k). Following termination of this Agreement and upon request therefor, each Party will redeliver all documents, work papers and other material of any other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same.
     9.03 Termination Fee. In the event of any termination of this Agreement by (x) (i) Mercantile Sub under Section 9.01(k) or (ii) by Royal Palm under Section 9.01(k) Royal Palm shall pay promptly, but in no event later than two (2) business days after the date of such termination, to Mercantile a fee equal to $1,300,000 (the “Termination Fee”) in cash, by wire transfer, in immediately available funds to an account designated by Mercantile; or (y) either party pursuant to Section 9.01(b) or 9.01(g) and if, and only if, following the date hereof and prior to the termination of this Agreement, Royal Palm receives an Acquisition Proposal and (A) within twelve (12) months following the termination of this Agreement the transaction contemplated by the Acquisition Proposal is consummated or (B) within twelve (12) months following the termination of this Agreement, Royal Palm enters into an agreement based upon the Acquisition Proposal and the transaction contemplated thereby is consummated within twelve (12) months following the termination of this Agreement; then Royal Palm shall reimburse Mercantile Sub for the documented out-of-pocket fees and expenses reasonably incurred by it and Mercantile in connection with this Agreement and the transactions contemplated hereby (including fees and other amounts payable to banks, investment bank firms and other financial institutions and their respective agents and counsel) and all fees of counsel, accountants, financial experts and consultants to Mercantile and/or Mercantile Sub (the “Expenses”) in cash or by wire transfer no later than two (2) business days after the consummation of such transaction; provided that the Expenses paid by Royal Palm shall not exceed $250,000. Royal Palm acknowledges that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, Mercantile and Mercantile Sub would not enter into this Agreement; accordingly, if Royal Palm fails to promptly pay the amount due pursuant to this Section 9.03, and, in order to obtain such payment, Mercantile commences a suit which results in a judgment against Royal Palm for the Termination Fee or Expenses, as the case may be, then Royal Palm shall pay to Mercantile its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the rate of 10% per annum.
     9.04 Extension; Waiver. At any time prior to the Closing, the Parties hereto may extend the time for the performance of any of the obligations or other acts of the other parties hereto, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
     9.05 Attorneys’ Fees — Prevailing Party. In the event a lawsuit is filed or litigation initiated by any party hereto with respect to this Agreement or the breach thereof by any party, then the prevailing party, in such case, shall be entitled to recover as part of its judgment or award, its reasonable attorneys’ fees and expenses incurred in connection with that litigation.
SECTION 10
GENERAL PROVISIONS
     10.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements made herein by the parties hereto shall not survive the Effective Time. This Section 10.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or the termination of this Agreement.
     10.02 Amendment. This Agreement may not be amended except in an instrument signed on behalf of the Parties.
     10.03 Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by telex or telecopy or mailed by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	If to Mercantile or Mercantile Sub, to: Mercantile Bancorp, Inc. 440 Maine Street. P.O. Box 371 Quincy, IL 62306 Attn: Dan S. Dugan, President and Chief Executive Officer Fax No. 217-223-7340

with a copy to: Schmiedeskamp, Robertson, Neu & Mitchell 525 Jersey P.O. Box 1069 Quincy, IL 62306 ATTN: William M. McCleery, Jr. Fax No.: 217-223-1005
(b)	If to Royal Palm or RP Bank: Royal Palm Bancorp, Inc. 1255 Creekside Parkway Naples, FL 34108 ATTN: Arnold J. Haake, President and Chief Executive Officer Fax No. 239-593-7724

with a copy to: John P. Greeley Smith Mackinnon, P.A. 255 South Orange Ave., Suite 800 P.O. Box 2254 Orlando, FL 32802-2254 Fax No. 407-843-2448
     10.04 Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     10.05 Entire Agreement; Assignment. This Agreement (including the Exhibits, Schedules and other documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof; and (b) shall not be assigned by operation of law or otherwise.
     10.06 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to the provisions thereof relating to conflicts of law.

     10.07 Parties in Interest. Except as provided in Section 6.03, 6.04 and 6.05, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefit or remedies of any nature whatsoever or by reason of this Agreement.
     10.08 Counterparts. This Agreement may be executed in one or more counterparts, including a photocopy or facsimile thereof, each of which shall be deemed to be an original including the signature thereon but all of which shall constitute one and the same agreement. A facsimile transmitted signature shall have the same legal validity as an original signature and any Party signing this Agreement in such manner shall be legally bound thereby.
     10.09 Validity. The invalidity or unenforceability of any provision of this Agreement shall not effect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.
     10.10 Investigation. The respective representations and warranties of the Parties contained herein or in the certificates or other documents delivered prior to the Closing shall not be deemed waived or otherwise affected by any investigation made by any Party hereto.
     10.11 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation.
     10.12 References. When used herein, the singular shall include the plural, and the masculine shall include both the feminine and the neuter and vice versa.
     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first above written.

“Mercantile”

MERCANTILE BANCORP, INC.

By:	/s/ Dan S. Dugan

Name:	Dan S. Dugan
Title:	Chairman, President & Chief Executive Officer

“Mercantile Sub”

MERCANTILE MERGER CORP.

By:	/s/ Dan S. Dugan

Name:	Dan S. Dugan
Title:	Chairman, President & Chief Executive Officer

“Royal Palm”

ROYAL PALM BANCORP, INC.

By:	/s/ Arnold J. Haake

Name:	Arnold J. Haake
Title:	President & Chief Executive Officer

“RP Bank”

ROYAL PALM BANK OF FLORIDA

By:	/s/ Arnold J. Haake

Name:	Arnold J. Haake
Title:	President & Chief Executive Officer

Index to
Exhibits and Disclosure Schedules

3.01		Organization

3.02		Organizational Documents

3.03		Capitalization
	(a)	Royal Palm’s Capitalization
	(a)(i)	Common Stock
	(a)(ii)	Stock Option Plans
	(b)	Agreements Relating to Capital Stock
	(c)	RP Bank’s Capitalization
	(d)	Subsidiaries and Investments

3.04	Authority Relative to Agreement

3.05	Consents and Approvals; No Violations

3.06	Absence of Certain Changes or Events
(See Also Examination Comments)

3.07	Financial Statements
	(i)	Annual Statements
	(ii)	3/31/2006 Quarterly Statements

3.08	Litigation

3.09	Regulatory Enforcement Matters (Preliminary State Examination Comments)

3.10	Regulatory Statements and Reports

3.11	Properties, Contracts and Other Agreements
	(a)	Real Property
	(a)(i)	Creekside
	(a)(ii)	Marco Island
	(a)(iii)	Winkler Road, Fort Myers
	(a)(iv)	Mission Hills
	(b)	Credit Related Agreements
	(c)	Specific Credit Agreements
	(d)(i)	Leases and Licenses
	(d)(ii)	Property Leases
	(e)	Employment Related Agreements

	(f)	Salary Agreements

3.12	Employee Benefit Plans
	(a)	Reports, Contribution and Qualifications
	(b)	Termination; Prohibited Transactions
	(c)	Multiemployer Plan
	(d)	Retained Employee (Bank Owned Life Insurance)

3.13	Taxes

3.15	Deposits

3.15	Loan Portfolio
	(a)	Loans Made for Value; No setoff
	(b)	Enforceability
	(c)	Legal Compliance
	(d)	Loan Reserves

3.16	Investment Portfolio

3.17	Compliance with Applicable Law

3.18	Transaction with Interest Parties
	(a)	No Material Interests
	(b)	Loans Approved

3.19	Compliance with Environmental Law

3.20	Labor and Employment Matters

3.21	Insurance

3.22	Corporate Records

3.23	Intellectual Property
	(a)	Logo
	(b)	Right to Own and Use
	(c)	Domain Name renewed annually by FiServ

3.24	Real and Personal Property
	(a)	Real Property Owned and Leased
	(b)	Title to and Condition of Personal Property Accounting

3.25	No Undisclosed Liabilities

3.26	Statements True and Correct

3.27	Commitments and Contracts
	(a)	Ordinary Course Agreements
	(b)	Agreement Not Part of Financial Statements
	(c)	Restrictive Agreements

3.28	Contract to Date
	(a)	Acting in Ordinary Court
	(b)	Issued Securities
	(c)	Changed Capitalization
	(d)	Made Distribution on Stock
	(e)	Incurred Liabilities
	(f)	Discharged Liens or Liabilities
	(g)	Disposal of Assets
	(h)	Changed Compensation
	(i)	Suffered Casualty Loss or Taking
	(j)	Cancelled Debts
	(k)	Entered into Transaction Outside of Ordinary Course
	(l)	Made or Guaranteed Loans

3.29	State Takeover Statutes

Exhibit — Claims